UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☑ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2011 to December 31, 2011

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO

Date: June 25, 2012

/s/ Laura Stein
Laura Stein
Senior Vice President - General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Mohler, Nixon & Williams

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Clorox Company Employee Retirement Investment Plan for Puerto Rico
As of December 31, 2011 and June 30, 2011
and the six months ended December 31, 2011
with Report of Independent Registered Public Accounting Firm

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico
Financial Statements and Supplemental Schedule

As of December 31, 2011 and June 30, 2011
and the sixth months ended December 31, 2011

Contents

mohler, nixon + williams

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company Employee Retirement
Investment Plan for Puerto Rico

We have audited the financial statements of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the Plan) as of December 31, 2011 and June 30, 2011, and for the six months ended December 31, 2011, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and June 30, 2011, and the changes in net assets available for benefits for the six months ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mohler Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 22, 2012

635 Campbell Technology Parkway • Campbell, California 95008-5071 • Tel 408-369-2400 • Fax 408-879-9455
2600 El Camino Real, Suite 405 • Palo Alto, California 94306-1719 • Tel 650-494-3901 • Fax 650-494-6756
150 Spear Street, Suite 925 • San Francisco, California 94105-1535 • Tel 415-817-5070 • Fax 415-896-1721
www.mohlernixon.com

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Net Assets Available for Benefits

	December 31 2011	June 30 2011
Assets		
Cash and cash equivalents	$ 6	$ 6
Investments, at fair value	7,150,422	6,835,739
Receivables:		
Notes receivable from participants	764,671	722,164
Participants' contributions	16,169	
Employer's contributions	226,208	272,451
Total receivables	1,007,048	994,615
Net assets available for benefits at fair value	8,157,476	7,830,360
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	(52,434)	(48,475)
Net assets available for benefits	$ 8,105,042	$ 7,781,885

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statement of Changes in Net Assets Available for Benefits
For the Six-Months ended December 31, 2011

Additions to/(deductions from) net assets attributed to:	
Investment and other income (loss):	
Interest income and dividends	$ 168,348
Net depreciation in fair value of investments	(364,715)
Total investment and other income (loss)	(196,367)
Contributions:	
Participants'	223,071
Employer's	376,988
Total contributions	600,059
Benefit payments to participants	(80,535)
Net increase	323,157
Net assets available for benefits:	
Beginning of year	7,781,885
End of year	$ 8,105,042

See accompanying notes to the financial statements

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Effective July 1, 2011, the plan was amended to change its Plan year as follows:

- July 1 through June 30, for Plan Years beginning prior to July 1, 2011.
- July 1 through December 31, for the short Plan Year beginning on July 1, 2011.
- January 1 through December 31, for Plan Years beginning on or after January 1, 2012.

General

The Plan is a defined contribution plan covering most salaried and hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan, except for (i) leased employees, (ii) non-resident aliens with no Puerto Rico source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico serves as the Plan's trustee. T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") serves as the Plan's record-keeper and custodian.

The Companies maintain a non-leveraged employee stock ownership plan (the "ESOP"). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company's common stock. If elected, the participants can receive stock dividends paid directly to them in cash. No participant shall be permitted to direct more than 10% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 10% of his or her account balance immediately after such transfer or exchange. Prior to January 1, 2007, this 10% account limit was not yet implemented; as such there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance.

1. Description of the Plan (continued)

Contributions

Effective July 1, 2011, the maximum allowable salary deferral contributions for employees is up to 20% (combined pre-tax and after-tax) subject to limits under the Code.

Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 5% contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 1% until the contribution rate reaches 10% unless another annual percentage is elected or the automatic election is declined.

Effective July 1, 2011, the matching contribution was changed from a maximum of $1,000 to a maximum of 4% of eligible compensation. Participants need to have completed one year of service to receive the match. During the short Plan Year, no matching contribution will be provided. However the Company will make a special contribution equal to 4% of participants' eligible compensation for the paycheck received during the short Plan Year. Matching contributions are funded each pay period and will continue to be fully vested immediately.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective July 1, 2011, a non-elective employer contribution feature was added to the Plan for all eligible participants. Participants must have completed one year of service and be an active employee at the end of the Plan year to be able to receive the non-elective employer contributions. The non-elective employer contribution is equal to 6% of eligible compensation during the plan year. Refer to the section on vesting provisions below.

Prior to July 1, 2011, the Company may make a Value Sharing contribution (a profit sharing component of the Plan) in an amount determined by the Company based on the Company's performance during the plan year. In 2011, the Company approved a final Value Sharing contribution of 4.9% of eligible compensation. Each eligible participant received a Value Sharing contribution based on their respective eligible compensation multiplied by the approved Value Sharing contribution rate. Refer to the section on vesting provisions below.

1. Description of the Plan (continued)

Investment Options

Participants direct investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in The Clorox Company's common stock, mutual funds, and a common collective trust fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of: (a) Company contributions and (b) Plan earnings. Allocations are based on participant's eligible compensation for the Value Sharing employer match and employer fixed contributions earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the Parent Company's contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are always fully vested in their individual contributions, the Companies matching contributions, and actual earnings thereon.

The non-elective employer contributions account will vest in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

1. Description of the Plan (continued)

Prior to October 2008, participants' vested interest in the Value Sharing contribution was determined in accordance with the following schedule:

Years of Service	Percentage
1-2	0%
3	34%
4	66%
5	100%

In October 2008, the Committee adopted an amendment to the Plan containing a provision effective July 1, 2008, that changed the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour of service on or after July 1, 2008, vests in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criterion is met.

1. Description of the Plan (continued)

Notes Receivable from Participants

Participants may obtain up to two loans for a minimum of $1,000 each and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months, or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest is repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Parent Company pays substantially all administrative expenses except for loan origination and maintenance fees which are deducted from the participant's account.

Forfeitures

Amounts forfeited for each Plan year are used to reduce the Companies' contributions. The amounts of unallocated forfeitures related to non-vested accounts at December 31, 2011 and June 30, 2011 are $5,708 and $20,732, respectively. The Companies used $20,732 and $5,708 of forfeitures to reduce the Companies's non-elective employer and value sharing contributions for the Plan years ending December 31, 2011 and June 30, 2011, respectively. Non-elective employer and value sharing contributions are made subsequent to the Plan year end.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

The Plan's financial statements were evaluated for subsequent events from the date after financial statements date through June 22, 2012, the date the financial statements were issued.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the

contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of December 31, 2011 and June 30, 2011, no significant amounts were due to participants who had requested distributions prior to the Plan's year-ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

	December 31 2011	June 30 2011
T. Rowe Price Stable Value Common Trust Fund	$ 1,451,068	$ 1,392,236
The Clorox Company Common Stock	1,073,439	1,052,304
Vanguard Retirement 2035 Fund	1,009,781	1,013,605
Vanguard Intermediate Term Bond Index Fund	414,821	382,283
Eaton Vance Atlanta Capital Fund	616,716	
T.Rowe Price Balaced Fund	428,296	
Vanguard Retirement 2025 Fund	506,472	
Vanguard Retirement 2045 Fund	564,796	

The Plan's investments (including investments purchased, sold, and held during the year) had net depreciation in fair value as determined by quoted market prices as follows for the six months ended December 31, 2011:

The Clorox Company common stock	$ (13,922)
Mutual Funds	(350,793)
Net depreciation in fair value of investments	$ (364,715)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting management's own assumptions

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Company's common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust fund: Valued at a NAV determined by the portfolio's sponsor based on the fair value of underlying assets held by the common collective trust fund on the last business day of the Plan year.

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31 2011 and June 30, 2011:

	Assets at Fair Value as of December 31, 2011			
	Level 1	*Level 2*	*Level 3*	*Total*
Clorox Co. common stock	$ 1,073,439	$ –	$ –	$ 1,073,439
Common collective trust fund	–	1,503,503	–	1,503,503
Mutual funds				
Bond funds	414,821			414,821
Growth funds	996,300			996,300
Blend funds	956,241			956,241
Target date funds	2,206,118			2,206,118
Total assets at fair value	$ 5,646,919	$ 1,503,503	$ –	$ 7,150,422

	Assets at Fair Value as of June 30, 2011			
	Level 1	*Level 2*	*Level 3*	*Total*
Clorox Co. common stock	$ 1,052,303	$ –	$ –	$ 1,052,303
Common collective trust fund	–	1,392,236	–	1,392,236
Mutual funds				
Bond funds	382,283			382,283
Growth funds	738,867			738,867
Value funds	247,321			247,321
Blend funds	959,795			959,795
Target date funds	2,062,934			2,062,934
Total assets at fair value	$ 5,443,504	$ 1,392,236	$ –	$ 6,835,740

The Common collective trust fund is invested in the T. Rowe Price Stable Value Common Trust Fund (the stable value fund). The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment.

5. Party-in-Interest Transactions

The Plan's investment transactions were managed by Banco Popular de Puerto Rico as of December 31, 2011 and June 30, 2011.

During the period from July 2011 through December 2011 and during the year ended June 30, 2011 the Plan made purchases approximately of $52 and zero, respectively, and sales approximately of $17,000 and zero, respectively, of the Company's common stock.

Certain Plan investments are managed by T. Rowe Price, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

6. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 10, 1999, stating that the Plan meets the requirements of section 1165 (e) of the Puerto Rico Internal Revenue Code of 1994, as amended and that the trust established will be entitled to exemption from local income taxes. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended and restated. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the currently effective Internal Revenue Code for a New Puerto Rico, therefore, believes that the Plan, as amended as restated, is qualified and the related trust is tax-exempt.

7. Reconciliation of Financial Statements to the Form 5500

The Companies will report the Plan's investment in the common collective trust at fair market value on its Form 5500. The following is a reconciliation of the Statements of Net Assets Available for Benefits per the financial statements at December 31, 2011 and June 30, 2011, to the net assets available for benefit expected to be reported in the Plan's Form 5500:

	December 2011	June 2011
Net assets available for benefits per the financial statements	$ 8,105,042	$ 7,781,885
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	52,434	48,475
Net assets available for benefits per the Form 5500	$ 8,157,476	$ 7,830,360

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended December 31, 2011, to the statements of changes in net assets available for the benefits expected to be reported in the Plan's Form 5500:

	2011
Total investment income per the financial statements	$ (196,367)
Add:	
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	52,434
Less:	
Prior year adjustment from fair value to contract value for fully benefit responsive investments contract held by a collective trust fund	(48,475)
Total investment income per the Form 5500	$ (192,408)

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760 – Plan Number: 007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest,	(e) Current Value
*	The Clorox Company Common Stock	Common stock	$ 1,073,439
	Mutual funds:		
	Euro Pac Growth Fund R6 Fund	Mutual fund	245,592
*	Eaton Vance Atlanta Small-Mid Capital Fund	Mutual fund	616,716
	Vanguard Small Cap Fund	Mutual fund	67
	Vanguard Institutional Index Fund	Mutual fund	178,450
	Vanguard Target Retirement Income Fund	Mutual fund	33,153
	Vanguard Target Retirement 2005 Fund	Mutual fund	53,009
	Vanguard Target Retirement 2015 Fund	Mutual fund	70,818
	Vanguard Target Retirement 2025 Fund	Mutual fund	506,472
	Vanguard Target Retirement 2035 Fund	Mutual fund	1,009,781
	Vanguard Target Retirement 2045 Fund	Mutual fund	564,796
	Vanguard Target Retirement 2050 Fund	Mutual fund	123
	Vanguard Target Retirement 2040 Fund	Mutual fund	1,119
	Vanguard Mid-Cap Index, Institutional Fund	Mutual fund	103,836
*	T. Rowe Price Balanced Fund	Mutual fund	428,296
	Vanguard Intermediate Term Bond Index Fund	Mutual fund	414,821
*	T. Rowe Price-Growth Stock Fund	Mutual fund	346,432
			4,573,481
*	T. Rowe Price Stable Value Fund	Common collective trust fund	1,503,502
*	Participant loans	Interest rates ranging from 4.25% to 9.25%	764,671
	Total investments		$ 7,915,093

* Indicates a party-in-interest to the Plan.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-131487 and 33-41131 – Post Effective Amendments No. 1 and 2) of The Clorox Company of our report dated June 22, 2012, with respect to the Statements of Net Assets Available for Benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico as of December 31, 2011 and June 30, 2011, the related Statement of Changes in Net Assets Available for Benefits for the period from July 1, 2011 through December 31, 2011, and the related supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of The Clorox Company Employee Retirement Investment Retirement Plan for Puerto Rico.

Mohler Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 22, 2012